Exhibit 99.1

530-8th Avenue SW, 6th floor
Date: March 14, 2014	Calgary AB, T2P 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
Securities and Exchange Commission
New York Stock Exchange

Subject: PRECISION DRILLING CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 09, 2014
Record Date for Voting (if applicable) :	April 09, 2014
Beneficial Ownership Determination Date :	April 09, 2014
Meeting Date :	May 14, 2014
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	74022D308	CA74022D3085

Sincerely,

Computershare
Agent for PRECISION DRILLING CORPORATION